082-01252



Nestlé

Good Food, Good Life

Half-Yearly Report

January/June 2006


06017533

www.nestle.com
www.ir.nestle.com ("Investor relations")

Concept and design: Nestec Ltd., Vevey (Switzerland)
Printed in Switzerland 8.2006

Key figures (consolidated)

In millions of CHF (except for per share data)		January/June 2006	January/June 2005 [a][b]
Sales		47 138	42 468
EBITD Earnings Before Interest, Taxes, Depreciation, restructuring and impairments		7 529	6 645
as % of Sales		*16.0%*	*15.6%*
EBIT Earnings Before Interest, Taxes, restructuring and impairments		6 054	5 286
as % of Sales		*12.8%*	*12.4%*
Profit for the period attributable to the Group (Net profit)		4 151	3 725
as % of Sales		*8.8%*	*8.8%*
Capital expenditure		1 489	1 208
Equity attributable to the Group, end June		45 489	42 189
Market capitalisation, end June		147 378	128 026
Operating cash flow		3 312	3 369
Free cash flow [c]		1 568	2 109
Per share			
Basic earnings per share from continuing operations	CHF	10.73	9.59
Equity attributable to the Group, end June	CHF	117.85	108.60

Principal key figures (Illustrative)
Income statement figures translated at average rate;
balance sheet figures at ending June exchange rate.

In millions of USD (except for per share data)		January/June 2006	January/June 2005 [a][b]
Sales		37 205	35 243
EBITD Earnings Before Interest, Taxes, Depreciation, restructuring and impairments		5 942	5 514
EBIT Earnings Before Interest, Taxes, restructuring and impairments		4 778	4 386
Profit for the period attributable to the Group (Net profit)		3 276	3 091
Equity attributable to the Group, end June		36 893	32 960
Market capitalisation, end June		119 528	100 020
Per share			
Basic earnings per share from continuing operations	USD	8.47	7.96
Equity attributable to the Group, end June	USD	95.58	84.84

In millions of EUR (except for per share data)			
Sales		30 140	27 469
EBITD Earnings Before Interest, Taxes, Depreciation, restructuring and impairments		4 814	4 298
EBIT Earnings Before Interest, Taxes, restructuring and impairments		3 871	3 419
Profit for the period attributable to the Group (Net profit)		2 654	2 409
Equity attributable to the Group, end June		29 029	27 218
Market capitalisation, end June		94 051	82 597
Per share			
Basic earnings per share from continuing operations	EUR	6.86	6.20
Equity attributable to the Group, end June	EUR	75.21	70.06

[a] 2005 comparatives have been restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe, where applicable.
[b] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.
[c] Operating cash flow less capital expenditure, disposal of tangible assets, purchase and disposal of intangible assets, income from associates as well as movements with minority interests

Overview

Peter Brabeck-Letmathe, Chairman and Chief Executive Officer of Nestlé S.A.: "During the first half of 2006 the Group delivered excellent levels of growth and profit margin. This was made possible by the strong performance of our food, beverage and nutrition business which generated 6% organic growth and 30 basis points margin improvement. Continued input cost pressures were outweighed by cost and working capital discipline, as well as the effectiveness of our efficiency programs, reflecting our ability to improve our margins even in tough economic conditions. The outstanding first half results demonstrate that the Nestlé model of combining strong top-line growth with improved operational performance enhances value for our shareholders. On the strength of these results, I am confident in Nestlé achieving, for the full year, organic growth at the higher end of the target range as well as a margin improvement in constant currencies."

Introduction

In the first half of 2006 consolidated sales of the Nestlé Group amounted to CHF 47 138 million, an increase of 11% over January–June 2005. Earnings before interest and tax (EBIT) increased even more strongly by 14.5% to CHF 6054 million, resulting in an improved operating margin of 12.8%, up 40 basis points. Net profit grew 11.4%, faster than sales, and amounts to CHF 4151 million with a net margin of 8.8%.

The increase in reported sales was mainly driven by above-target organic growth of 6.4%, resulting from a historically high real internal growth of 4.8%, as well as a pricing effect of 1.6%. Foreign exchange pushed sales in Swiss francs up by 4.7%, while divestitures, net of acquisitions, had a very minor impact of –0.1%. The Group's core food, beverage and nutrition business supplied the bulk of organic growth (6% of a total of 6.4%), based on strong real internal growth of 4.3% and yielded three fourths of the margin improvement.

There was strong growth in the Americas and in Asia, Oceania and Africa whilst improvement in the overall economic climate during the first half in Western Europe was reflected in higher consumer confidence and an acceleration of Nestlé's real internal growth to a level not seen since 2002.

The Group had again to contend with high raw material and energy prices. Their impact on the results was cushioned by the economies of scale resulting from the strong volume growth, Nestlé's operational efficiency program "Operation Excellence 2007", supported by GLOBE, and by successful hedging which combined to reduce the cost of goods sold by 40 basis points.

The Group pursued its strategic re-orientation in the direction of Nutrition, Health and Wellness through the acquisitions of Uncle Tobys (healthy snacks and soups) in Australia and Jenny Craig, a weight management company, in North America and Oceania.

Financial review

Sales

Nestlé's Zones are not representative of the Group's total food, beverage and nutrition sales, as they exclude the globally managed businesses such as Nestle Waters, Nestlé Nutrition and Nespresso, as well as the food and beverage joint-ventures. If all of Nestlé's food, beverage and nutrition businesses are included, the organic growth amounted to 3.3% in Europe on sales of CHF 17 billion, to 8.2% in the Americas on sales of CHF 18.2 billion and to 7.4% in Asia, Oceania and Africa on sales of CHF 8.6 billion.

Profit performance

The Group's EBIT (Earnings Before Interest and Taxes) rose 14.5% to CHF 6054 million, resulting in an EBIT margin of 12.8% of sales, up 40 basis points, with food, beverage and nutrition contributing 30 basis points and pharmaceutical activities 10 basis points to the improvement. Against the industry trend, the cost of goods sold was down 40 basis points, despite price increases in raw materials such as green coffee, sugar and packaging materials. The Group was successful in reducing the immediate impact of higher raw material prices through hedging, the benefits of the economies of

scale accruing from strong internal growth, and efficiency programs. Marketing costs, as a percentage of sales, are down 30 basis points, reflecting strong sales growth. In absolute terms, spending for marketing is up 10%, indicating the support Nestlé is giving to its brands. The Group's R&D spending is up 10 basis points.

Net profit (Profit for the period attributable to the Group), grew at a higher rate than sales, +11.4%, and reached CHF 4151 million. The net margin remains at 8.8%, mainly as a result of higher financing costs and an increase in the reported tax rate. Earnings per share grew 11.9% to CHF 10.73.

Financial position
As a result of the strong business performance and the working capital which grew more slowly than the increase in sales, Nestlé's operating cash flow was basically unchanged from the first half of 2005, despite large tax settlements and payments linked to the maturing of bonds. Free cash flow was slightly below first half 2005. The main influences were higher capital expenditure and cash out in minorities, mainly relating to Alcon which, last year, was compensated from cash-in from the issuance of new Alcon shares. The Group's net debt at the end of June 2006 was CHF 13.5 billion, slightly higher than in June 2005 due to the current CHF 3 billion share buy-back program, which is 83% complete.

Business review

Zone Europe, with sales of CHF 12.8 billion, experienced its strongest real internal growth since 2002 with 1.4% and 2.5% organic growth. Within Beverages, *Nescafé* and *Nesquik* were strong. Confectionery was somewhat slower, mainly as a result of the product streamlining in the United Kingdom. PetCare delivered good growth, well above the region's average. Zone Europe's EBIT margin declined 90 basis points as Nestlé continued to support the Group's brands in a very competitive environment. Pricing slightly lagged the raw material cost pressures, particularly evident in green coffee, sugar and energy. The Group expects to see an EBIT improvement in Europe in the second half of the year.

Zone Americas reached CHF 14.6 billion in sales. Real internal growth amounted to 4.3% and organic growth to 6.9%, with particularly high levels achieved in North America and Brazil, as well as in the smaller regions in Latin America. Among the product categories, PetCare, Soluble coffee and Ready-to-drink beverages, Dairy and Prepared dishes generated good growth. The Zone improved its margin by 40 basis points, helped by an improved performance in Ice cream, especially Dreyer's.

Zone Asia, Oceania and Africa, including the Middle East, achieved sales of CHF 7.5 billion, with a real internal growth of 5.5% and organic growth of 7.6%. Categories such as Powdered beverages, Dairy, Soluble coffee and Chocolates contributed well. Zone AOA shows a significant improvement of the EBIT margin of 70 basis points. It benefited from initiatives taken in several markets in Asia and Africa in order to improve performance, as well as from timely price increases to recover cost pressures.

Among the different product groups, there was a good performance by the major segments within **Beverages**, Soluble coffee, Water and Powdered beverages, particularly in terms of growth. *Nescafé* and *Nespresso* were strong throughout all Zones and *Milo* did very well in AOA. The overall category grew 6.8% internally and 8.1% organically. The product group's margin was up 10 basis points.

Water had an overall real internal growth of 10.2% and an organic growth of 8.7%, reflecting strong volume growth, as well as changes in product mix and the highly competitive environment. Sales were particularly strong in North America where Nestlé Waters once again grew double-digit. Nestlé Waters improved its margin by 100 basis points to 9.2%. Lower PET costs in the USA contributed to this result, as did the strong organic growth and efficiencies in North America and in Europe. Furthermore, the reorganisation of the European manufacturing assets also exerts a positive influence.

Within **Milk products, Nutrition and Ice cream**, Shelf-stable dairy, with 4.5% internal and 7.4% organic growth, performed well in the Americas and in AOA, its

key regions. Ice cream was slow in Europe ahead of its peak season, though it performed well in July. In North America, the growth was good, and was combined with an improved profit performance at Dreyer's. The total product group's profitability increased by 60 basis points.

Nestlé Nutrition saw real internal growth of 1% and an organic growth of 5%, as product launches drive an improving product mix. Nestlé expects this growth to accelerate as the global roll-out of a new infant formula yields results and the business continues to accelerate in China. Excluding China, real internal growth amounted to 3.9% and organic to 8.1%. The business improved its margin by 60 basis points, as a result of the more favorable product mix and the effect of the efficiency programs.

In **Prepared dishes and cooking aids** (4.4% RIG; 5.4 organic), frozen continued to perform very well. In North America *Stouffer's, Lean Cuisine* and *Hot Pockets* frozen products sold well, as did *Wagner Pizza* in Europe. Culinary products had good growth in emerging markets, reflecting the progress achieved in the affordability programme aimed at the lowest income consumers. Margin saw a slight downturn of 20 basis points.

PetCare performed well in all Zones, with real internal growth of 4.6% and organic growth of 6.6%. Market share in Europe is growing and the product mix is improving. Progress was also achieved in markets such as Japan and China, as well as in Latin America, whilst North America continued to perform well. Margins improved by 40 basis points.

Chocolate, confectionery and biscuits showed 1.9% real internal growth and 3.5% organic growth. The EBIT margin declined 50 basis points, mainly due to the UK product streamlining and also reflecting increased brand support in certain markets.

Pharmaceutical products achieved 11.1% RIG and 11% organic growth, with good performances both from Alcon and the joint ventures. The EBIT margin improved 110 basis points to 31.6% of sales.

Outlook

The strong start to the year allows the Group to confirm its overall positive outlook. Nestlé is confident that it can once again achieve its stated targets. Thus, the Group expects to achieve an organic growth at the higher end of the target range of 5–6% as well as a margin improvement in constant currencies for the full year.

Consolidated income statement for the period ended 30 June 2006

In millions of CHF	Notes		January/June 2006		January/June 2005 [a][b]
Sales to customers	1		47 138		42 468
Cost of goods sold			(19 382)		(17 627)
Distribution expenses			(3 938)		(3 471)
Marketing and administration expenses			(16 962)		(15 396)
Research and development costs			(802)		(688)
EBIT Earnings Before Interest, Taxes, restructuring and impairments [c]	1		**6 054**		**5 286**
Net other income/(expenses)	3		(100)		(310)
Profit before interest and taxes			**5 954**		**4 976**
Net financing cost					
Financial income		327		286	
Financial expense		(685)		(526)	
			(358)		(240)
Profit before taxes			**5 596**		**4 736**
Taxes			(1 582)		(1 157)
Profit before associates and discontinued operations			**4 014**		**3 579**
Share of results of associates	4		465		399
Net profit/(loss) on discontinued operations	7		8		1
Profit for the period			**4 487**		**3 979**
of which attributable to minority interests			336		254
of which attributable to the Group (Net profit)			4 151		3 725
As percentages of sales					
EBIT Earnings Before Interest, Taxes, restructuring and impairments			12.8%		12.4%
Profit for the period attributable to the Group (Net profit)			8.8%		8.8%
Earnings per share from continuing operations [d] (in CHF)					
Basic earnings per share			10.73		9.59
Fully diluted earnings per share			10.63		9.42

[a] 2005 comparatives have been restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.
[b] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.
[c] Prior to the repeal of goodwill amortisation, named EBITA (Earnings Before Interest, Taxes and Amortisation of goodwill)
[d] Based on the profit for the period attributable to the Group adjusted for the net profit/(loss) on discontinued operations

Consolidated balance sheet as at 30 June 2006

In millions of CHF	Notes		30 June 2006		31 December 2005		30 June 2005
Assets							
Current assets							
Liquid assets							
Cash and cash equivalents		4 681		4 658		4 276	
Other liquid assets		6 680		12 735		11 940	
			11 361		17 393		16 216
Trade and other receivables			14 070		14 291		13 474
Assets held for sale	7		643		633		24
Inventories			8 930		8 162		8 773
Derivative assets			561		645		621
Prepayments and accrued income			707		641		697
Total current assets			**36 272**		**41 765**		**39 805**
Non-current assets							
Property, plant and equipment							
Gross value [a]		44 856		45 242		44 271	
Accumulated depreciation and impairment [a]		(26 155)		(26 252)		(26 056)	
			18 701		18 990		18 215
Investments in associates			7 411		7 073		5 376
Deferred tax assets [a][b]			2 599		2 466		2 543
Financial assets			2 582		2 513		2 493
Employee benefits assets [b]			129		69		238
Goodwill			26 365		26 990		26 825
Intangible assets			2 975		2 852		2 645
Total non-current assets			**60 762**		**60 953**		**58 335**
Total assets			**97 034**		**102 718**		**98 140**

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.
[b] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss.

In millions of CHF	Notes	30 June 2006	31 December 2005	30 June 2005
Liabilities and equity				
Current liabilities				
Trade and other payables		11 365	11 117	10 045
Liabilities directly associated with assets held for sale	7	48	38	–
Financial liabilities [a]		17 469	18 841	20 287
Tax liabilities		819	705	664
Derivative liabilities		543	922	976
Accruals and deferred income		3 042	4 231	4 231
Total current liabilities		**33 286**	**35 854**	**36 203**
Non-current liabilities				
Financial liabilities [a]	5	7 351	8 277	8 447
Employee benefits liabilities [b]		5 577	5 747	6 243
Deferred tax liabilities [a][b]		477	240	313
Other payables		211	185	338
Provisions		3 032	3 347	3 049
Total non-current liabilities		**16 648**	**17 796**	**18 390**
Total liabilities		**49 934**	**53 650**	**54 593**
Equity				
Share capital [c]		401	404	404
Share premium and reserves				
Share premium		5 926	5 926	5 926
Reserve for treasury shares		4 303	2 616	1 732
Translation reserve		(5 707)	(4 178)	(4 659)
Retained earnings [a][b]		44 956	45 500	40 564
		49 478	49 864	43 563
Treasury shares [c]		(4 390)	(2 770)	(1 778)
Total equity attributable to the Group		**45 489**	**47 498**	**42 189**
Minority interests [a][b]		1 611	1 570	1 358
Total equity		**47 100**	**49 068**	**43 547**
Total liabilities and equity		**97 034**	**102 718**	**98 140**

[a] 2005 comparatives have been restated following the first application of IFRIC 4 Determining whether an Arrangement contains a Lease.
[b] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss.
[c] At the Annual General Meeting on 6 April 2006, the shareholders approved the cancellation of 2 784 300 shares.

Consolidated cash flow statement for the period ended 30 June 2006

In millions of CHF	Notes	January/June 2006	January/June 2005
Operating activities [a]			
Profit before associates			
and discontinued operations [b][c]		4 014	3 579
Depreciation of property, plant and equipment		1 265	1 197
Impairment of property, plant and equipment [b]		(21)	248
Impairment of goodwill		8	180
Depreciation of intangible assets		210	162
Increase/(decrease) in provisions			
and deferred taxes [c]		(338)	(348)
Decrease/(increase) in working capital		(1 605)	(1 590)
Other movements [b][c]		(221)	(59)
Operating cash flow		**3 312**	**3 369**
Investing activities			
Capital expenditure		(1 489)	(1 208)
Expenditure on intangible assets		(406)	(384)
Sale of property, plant and equipment		34	59
Acquisitions [d]	6	(3 998)	(655)
Disposals		323	63
Income from associates		306	253
Other movements		(86)	70
Cash flow from investing activities		**(5 316)**	**(1 802)**

[a] 2005 comparatives have been restated as Operating activities now start with Profit before associates and discontinued operations (previously Profit of consolidated companies).
[b] 2005 comparatives have been restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.
[c] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.
[d] USD 2.6 billion relating to the Dreyer's acquisition have been settled on 17 January 2006, mostly by decreasing marketable securities.
[e] In 2005, 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 299 million

In millions of CHF	Notes		January/June 2006		January/June 2005
Financing activities					
Dividend for the previous year	8		(3 471)		(3 114)
Purchase of treasury shares			(1 924)		(208)
Sale of treasury shares and options [e]			201		723
Movements with minority interests			(189)		19
Bonds issued [d]	5		768		760
Bonds repaid [e]	5		(1 196)		(808)
Increase in other non-current financial liabilities			39		262
Decrease in other non-current financial liabilities			(186)		(112)
Increase/(decrease) in current financial liabilities			2 478		932
Decrease/(increase) in marketable securities and other liquid assets [d]			5 919		(1 727)
Decrease/(increase) in short-term investments			(59)		528
Other movements			2		—
Cash flow from financing activities			**2 382**		**(2 745)**
Translation differences on flows			(190)		231
Increase/(decrease) in cash and cash equivalents			**188**		**(947)**
Cash and cash equivalents retranslated at beginning of year					
Cash and cash equivalents at beginning of year		4 658		4 902	
Effects of exchange rate changes on opening balance		(165)		321	
			4 493		5 223
Cash and cash equivalents at end of period			**4 681**		**4 276**

Consolidated statement of changes in equity

Statement of recognised income and expense

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Profit for the period									
as previously reported					3 683		3 683	254	3 937
Restatement related to IAS 19 [a]					42		42	–	42
Restatement related to IFRIC 4 [b]					–		–	–	–
Profit for the period restated									
recognised in the income statement					3 725		3 725	254	3 979
Currency retranslations [a][b]				2 530			2 530	78	2 608
Taxes on equity items [a]					(10)		(10)	–	(10)
Fair value adjustments on available-									
for-sale financial instruments									
– Unrealised results					–		–		–
– Recognition of realised results									
in the income statement					1		1		1
Fair value adjustments on									
cash flow hedges and on hedges of									
net investments in foreign operations									
– Recognised in hedging reserve					(28)		(28)		(28)
– Removed from hedging reserve					24		24		24
Equity-settled share-based									
transactions cost					96		96	15	111
Income and expense									
recognised directly in equity				2 530	83		2 613	93	2 706
Total recognised income and expense									
as at 30 June 2005				2 530	3 808		6 338	347	6 685
Premium on warrants issued [c]					(53)		(53)		(53)
Restatement related to IAS 19 [a]					(2 219)		(2 219)	(14)	(2 233)
Restatement related to IFRIC 4 [b]					(2)		(2)	–	(2)
Effect of changes in accounting policies					(2 274)		(2 274)	(14)	(2 288)

[a] Restated following the first application of the option of IAS 19 Employee Benefits § 93A ss.
[b] Restated following first application of IFRIC 4 Determining whether an Arrangement contains a Lease
[c] At 1 January 2005, the premium on warrants issued has been reclassified to current liabilities.

Changes in equity

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Equity as at 31 December 2004									
as previously reported	404	5 926	2 619	(7 189)	39 911 [a][b]	(2 435)	39 236	1 063	40 299
Restatement of L'Oréal [c]					1 106		1 106		1 106
Effect of changes in accounting policies					(2 274)		(2 274)	(14)	(2 288)
Equity restated as at 1 January 2005	404	5 926	2 619	(7 189)	38 743 [b]	(2 435)	38 068	1 049	39 117
Total recognised income and expense				2 530	3 808		6 338	347	6 685
Distributions to and transactions with shareholders									
Dividend for the previous year					(3 114)		(3 114)		(3 114)
Movement of treasury shares (net) [d]			(887)		887	897	897		897
Result on options and treasury shares held for trading purposes					240	(240)	–		–
Total distributions to and transactions with shareholders			(887)		(1 987)	657	(2 217)		(2 217)
Movements with minority interests (net)								(38)	(38)
Equity as at 30 June 2005	404	5 926	1 732	(4 659)	40 564 [b]	(1 778)	42 189	1 358	43 547

[a] In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 47 million in 2006. At 1 January 2005, the premium has been reclassified to current liabilities.
[b] Includes a negative Hedging Reserve of CHF 22 million (31 December 2004: negative CHF 20 million).
[c] Restated following first time adoption of IFRS by L'Oréal in 2005
[d] 1 287 940 Nestlé S.A. shares were exchanged with Stock Warrants and Applicable Note Securities (SWANS) for USD 299 million.

Statement of recognised income and expense

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Profit for the period recognised in the income statement					4 151		4 151	336	4 487
Currency retranslations				(1 529)			(1 529)	(54)	(1 583)
Taxes on equity items					(31)		(31)		(31)
Fair value adjustments on available-for-sale financial instruments									
– Unrealised results					62		62		62
– Recognition of realised results in the income statement					(3)		(3)		(3)
Fair value adjustments on cash flow hedges and on hedges of net investments in foreign operations									
– Recognised in hedging reserve					57		57		57
– Removed from hedging reserve					94		94		94
Changes in equity of associates					222		222		222
Equity-settled share-based transactions cost					107		107	16	123
Income and expense recognised directly in equity				(1 529)	508		(1 021)	(38)	(1 059)
Total recognised income and expense as at 30 June 2006				(1 529)	4 659		3 130	298	3 428
Restatement related to IAS 19 [a]				(194)	(2 154)		(2 348)	(18)	(2 366)
Restatement related to IFRIC 4 [b]					(1)		(1)	–	(1)
Effect of changes in accounting policies				(194)	(2 155)		(2 349)	(18)	(2 367)

[a] Restated following the first application of the option of IAS 19 Employee Benefits § 93A ss.
[b] Restated following first application of IFRIC 4 Determining whether an Arrangement contains a Lease

Changes in equity

In millions of CHF	Share capital	Share premium	Reserve for treasury shares	Translation reserve	Retained earnings	Less: Treasury shares	Total equity attributable to the Group	Minority interests	Total equity
Equity as at 31 December 2005									
as previously reported	**404**	**5 926**	**2 616**	**(3 984)**	**47 655** [a]	**(2 770)**	**49 847**	**1 588**	**51 435**
Effect of changes in accounting policies				(194)	(2 155)		(2 349)	(18)	(2 367)
Equity restated as at 31 December 2005	**404**	**5 926**	**2 616**	**(4 178)**	**45 500** [a]	**(2 770)**	**47 498**	**1 570**	**49 068**
Total recognised income and expense				(1 529)	4 659		3 130	298	3 428
Distributions to and transactions with shareholders									
Dividend for the previous year					(3 471)		(3 471)		(3 471)
Movement of treasury shares (net)			1 687		(1 687)	(1 721)	(1 721)		(1 721)
Result on options and treasury shares held for trading purposes					(96)	96	–		–
Equity-settled share-based transactions settlement					(2)	2	–		–
Reduction in share capital [b]	(3)					3	–		–
Premium on warrants issued [c]					53		53		53
Total distributions to and transactions with shareholders	(3)		1 687		(5 203)	(1 620)	(5 139)		(5 139)
Movements with minority interests (net)								(257)	(257)
Equity as at 30 June 2006	401	5 926	4 303	(5 707)	44 956 [a]	(4 390)	45 489	1 611	47 100

[a] Includes a Hedging Reserve of CHF 245 million (31 December 2005: CHF 97 million).
[b] At the Annual General Meeting on 6 April 2006, the shareholders approved the cancellation of 2 784 300 shares.
[c] Since the investors have not exercised their option to put the notes related to the Turbo Zero Equity-Link bond issue at their accreted value, USD 47 million of premium on warrants issued are reclassified from current liabilities to retained earnings.

Annex

Basis of preparation

These financial statements are the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2006. They have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the 2005 Consolidated Financial Statements.

Accounting policies

The accounting conventions and accounting policies are the same as those applied in the 2005 Consolidated Financial Statements, except for accounting policy changes mentioned below.

Changes in accounting policies
The Group adopted the following IFRSs as from 1 January 2006 onwards:

IAS 19 Employee Benefits

The Group has applied for the first time in 2006 the option of IAS 19 § 93A ss. whereby actuarial gains and losses are recognised in the period in which they occur outside the income statement and are recognised directly in equity. Previously actuarial gains and losses were recognised in the income statement, over the expected average remaining working lives of the employees, to the extent that their net cumulative amount exceeded 10% of the greater of the present value of the obligation or of the fair value of plan assets at the end of the previous year.

2005 comparatives have been restated as follows: As at 1 January 2005, "Employee benefit assets" decreased by CHF 896 million and "Employee benefit liabilities" increased by CHF 2469 million.
The related "Deferred tax assets" increased by CHF 702 million and "Deferred tax liabilities" decreased by CHF 430 million. These amounts reduced equity attributable to the Group by CHF 2219 million and Minority interests by CHF 14 million. EBIT was impacted by the related suspension of recognition of actuarial gains and losses, and increased by CHF 132 million (30 June 2005: CHF 65 million). Related taxes increased by CHF 47 million (30 June 2005: CHF 23 million).

The Group performs full pensions and retirement benefits reporting once a year, in December, at which point actuarial gains and losses for the period are determined. As all actuarial gains and losses are now recognised in equity, the balance sheet more accurately represents the funding status of the various plans. Recycling to the income statement of cumulated actuarial gains and losses recognised in equity is not permitted by the current standard.

IFRIC 4 Determining whether an Arrangement contains a Lease

This interpretation requires that when an entity enters into an agreement that does not take the legal form of a lease but conveys the right to use an asset, the entity shall separate the lease payments from the other payments under the agreement if the entity has the right to control the use of or access to the underlying asset, subject to the contract, or take essentially all the output. Then the entity shall determine whether the lease component of the agreement is a financial or an operating lease in accordance with IAS 17.

The Group has entered into several outsourcing or take or pay agreements that qualify as lease arrangements under IFRIC 4.

2005 comparatives have been restated as follows: Additional finance lease assets and finance lease obligations have been recorded for CHF 156 million and CHF 160 million respectively. The related "Deferred tax assets" increased by CHF 2 million. These amounts reduced equity attributable to the Group by CHF 2 million. EBIT increased by CHF 13 million (30 June 2005: CHF 6 million) and Financial expense by CHF 12 million (30 June 2005: CHF 6 million).

Changes in IFRSs that may affect the Group after 31 December 2006

The Group will apply IFRS 7 Financial Instruments: Disclosures in 2007. The application of this new standard will result in additional disclosures on financial instruments.

Changes in presentation

The presentation of the 2006 Interim Financial Statements is consistent with the one of the 2005 Consolidated Financial Statements, except where noted below. 2005 comparatives have been restated accordingly.

Income Statement / Cash Flow Statement

As a result of the repeal of the goodwill amortisation, EBITA (Earnings Before Interest, Taxes and Amortisation of goodwill) has been renamed EBIT (Earnings Before Interest, Taxes, restructuring and impairments).
The breakdown of net financing cost is now shown on the face of the income statement (previously in a note).
Profit of consolidated companies before discontinued operations has been changed to Profit before associates and discontinued operations.
The subtotal Profit of consolidated companies has been removed. As a result, the Cash Flow Statement now starts with Profit before associates and discontinued operations.

Statement of changes in equity

As a result of the retrospective application of IAS 19 Employee benefits § 93A ss., the Group made certain presentational changes regarding equity movements. The Statement of changes in equity now includes a Statement of recognised income and expense (previously Gains and losses) and Changes in equity.

Segmental information

Globally managed nutrition activities are now disclosed separately from the Zones, and pharmaceutical activities separately from Food and Beverages. Unallocated items are disclosed within Food and Beverages, as they mainly relate to those activities.

Modification of the scope of consolidation

During the interim period, the scope of consolidation has been affected by acquisitions and disposals. The principal businesses are detailed below.

Fully consolidated

Newly included:

Delta Ice-Cream, Greece, Ice cream, 96.5% (June)

1. Segmental information

By management responsibility and geographic area

In millions of CHF

		Zone Europe [a]	Zone Americas	Zone Asia, Oceania and Africa	Nestlé Waters	Nutrition [b]
January/June 2006	Segment revenues and results					
	Sales to customers	12 833	14 576	7 463	4 804	2 766
	EBIT Earnings Before Interest, Taxes, restructuring and impairments	1 400	1 996	1 207	442	515
	Other segment information					
	Impairment of segment assets	3	(1)	5	(27)	—
	Restructuring costs	85	18	16	50	—
January/June 2005	Segment revenues and results					
	Sales to customers	12 350	12 632	6 702	4 280	2 493
	EBIT Earnings Before Interest, Taxes, restructuring and impairments [e]	1 452	1 681	1 039	349	449
	Other segment information					
	Impairment of segment assets	154	92	104	48	—
	Restructuring costs	36	39	36	9	1

[a] 2005 comparatives have been restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.
[b] Globally managed nutrition activities are now disclosed separately from the Zones, and pharmaceutical activities separately from Food and Beverages. 2005 comparatives have been restated.
[c] Mainly Nespresso and Food and Beverage Joint Ventures managed on a worldwide basis
[d] Mainly corporate expenses as well as research and development costs
[e] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.

The analysis of sales by geographic area is stated by customer location. Inter-segment sales are not significant.

Other Food and Beverages [c]	Unallocated items [d]	Total Food and Beverages	Pharma [b]	Total	
					January/June 2006
					Segment revenues and results
1 317		43 759	3 379	47 138	Sales to customers
215	(788)	4 987	1 067	6 054	EBIT Earnings Before Interest, Taxes, restructuring and impairments
					Other segment information
3	–	(17)	4	(13)	Impairment of segment assets
15	4	188	–	188	Restructuring costs
					January/June 2005
					Segment revenues and results
1 089		39 546	2 922	42 468	Sales to customers
185	(759)	4 396	890	5 286	EBIT Earnings Before Interest, Taxes, restructuring and impairments [e]
					Other segment information
6	–	404	24	428	Impairment of segment assets
–	–	121	–	121	Restructuring costs

By product group

In millions of CHF

		Beverages	Milk products, Nutrition and Ice cream [a]	Prepared dishes and cooking aids	Chocolate, confectionery and biscuits	PetCare
January/June 2006	Segment revenues and results					
	Sales to customers	12 597	12 282	8 410	4 940	5 530
	EBIT Earnings Before Interest, Taxes, restructuring and impairments	2 164	1 365	1 052	383	811
	Other segment information					
	Impairment of segment assets	(26)	6	(1)	6	(2)
	Restructuring costs	58	37	48	35	6
January/June 2005	Segment revenues and results					
	Sales to customers	11 299	11 017	7 737	4 511	4 982
	EBIT Earnings Before Interest, Taxes, restructuring and impairments [c]	1 933	1 154	982	373	713
	Other segment information					
	Impairment of segment assets	89	181	17	93	24
	Restructuring costs	31	48	14	21	7

[a] 2005 comparatives have been restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.
[b] Mainly corporate expenses as well as research and development costs
[c] 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss. and IFRIC 4 Determining whether an Arrangement contains a Lease.

Pharmaceutical products	Total segments	Unallocated items [b]	Total	
				January/June 2006
				Segment revenues and results
3 379	47 138		47 138	Sales to customers
1 067	6 842	(788)	6 054	EBIT Earnings Before Interest, Taxes, restructuring and impairments
				Other segment information
4	(13)	–	(13)	Impairment of segment assets
–	184	4	188	Restructuring costs
				January/June 2005
				Segment revenues and results
2 922	42 468		42 468	Sales to customers
890	6 045	(759)	5 286	EBIT Earnings Before Interest, Taxes, restructuring and impairments [c]
				Other segment information
24	428	–	428	Impairment of segment assets
–	121	–	121	Restructuring costs

2. Seasonality

The business of the Group does not present pronounced cyclical patterns, seasonal evolutions in some countries or product groups being compensated within the Group.

3. Net other income/(expenses)

In millions of CHF	January/June 2006	January/June 2005 [a]
Other expenses		
Loss on disposal of activities	(19)	(39)
Restructuring costs	(188)	(121)
Impairment of property, plant and equipment	21	(248)
Impairment of goodwill	(8)	(180)
Other	(100)	(54)
	(294)	**(642)**
Other income		
Profit on disposal of property, plant and equipment	16	15
Profit on disposal of activities [b]	93	226
Other	85	91
	194	**332**
Net other income/(expenses)	**(100)**	**(310)**

[a] 2005 comparatives have been restated for the discontinued operation resulting from the announcement made in December 2005 for the Chilled dairy activities in Europe.
[b] Mainly resulting from the exercise of stock options by Alcon employees and related dilution on issuance of new shares

4. Share of results of associates

This item includes mainly our share [a] of the estimated results of L'Oréal.

[a] Considering own shares held by L'Oréal in relation to the employee stock option plans and the share buyback programmes

5. Bonds

The following bonds have been issued or repaid during the period:

In millions of CHF — January/June 2006

Issuer	Face value in millions	Interest rates		Year of issue/ maturity	Comments	
		Nominal	Effective			
New issues						
Nestlé Holdings, Inc., USA	USD 300	5.00%	5.19%	2006–2008	[a]	369
	EUR 100	2.13%	3.00%	2006–2009	[a]	151
	AUD 100	5.50%	5.57%	2006–2009	[a]	91
Nestlé Finance-France S.A., France	EUR 100	3.50%	3.50%	2006–2009	[a]	157
Total new issues						768
Repayments						
Nestlé Holdings, Inc., USA	USD 400	4.50%	4.64%	2002–2006	[b]	493
Nestlé Finance-France S.A., France	USD 249	4.24%	4.24%	2002–2006	[a]	310
	ZAR 100	11.00%	11.52%	2001–2006	[a]	17
Nestlé Holdings (U.K.) PLC, United Kingdom	USD 300	5.25%	5.35%	2001–2006	[a]	370
Other						6
Total repayments						1 196

[a] Is/was subject to an interest rate and/or currency swap that creates/created a liability at floating rates in the currency of the issuer.
[b] Was partially subject to an interest rate swap that created a liability at floating rates.

6. Acquisitions

The cash outflow of CHF 3998 million primarily relates to the USD 2.6 billion paid for the Dreyer's acquisition made in 2003. The current year-to-date acquisition cost of CHF 628 million, which mainly results in an increase of goodwill, includes CHF 446 million resulting from Alcon's acquisition of own shares to satisfy obligations under its stock option plan as well Alcon's acquisition of own shares for cancellation.

The sales and the profit for the period are not significantly impacted by acquisitions.

The Group has recently announced the following principal acquisitions that will be effective only in the second half of the year:

Uncle Tobys, Australia
On 23 May 2006, the Group publicly announced its plan to acquire the Uncle Tobys business in Australia, as well as the rights to the *Uncle Tobys* brand in New Zealand for AUD 890 million in cash. In 2005, Uncle Tobys had sales of approximately AUD 400 million and an EBITDA of approximately AUD 79 million, with activities covering breakfast cereals, nutritious snacks, and instant soups. As part of the overall transaction, Cereal Partners Worldwide (CPW), the joint-venture between Nestlé and General Mills, will acquire the Uncle Tobys cereals business.

Jenny Craig, USA
On 19 June 2006, the Group publicly announced its plan to acquire Jenny Craig, a weight management company offering consumers a range of branded nutritional products and services in the USA, Canada, Australia and New Zealand. The company achieved sales in excess of USD 400 million during the last twelve months with double-digit organic growth. The Group will pay approximately USD 600 million.

7. Discontinued operations and Assets held for sale and Liabilities directly associated with assets held for sale

The discontinued operation results from the announcement made in December 2005 for the Chilled dairy activities in Europe.

On 20 July 2006, Nestlé S.A. and Lactalis publicly announced that they remain fully committed to the creation of a European venture in the chilled dairy sector. After filing with the anti-trust authorities of the European Union at the end of June 2006, and as a result of discussions with the Commission, they were informed that some changes were required. As a procedural matter, Nestlé S.A. and Lactalis decided to withdraw the filing and to resubmit a modified proposal to the Commission in mid-August 2006. The amendments will not significantly affect the core sectors of the common business.

As at 30 June 2006, the assets and liabilities of the Group's European Chilled dairy business are still classified as a disposal group in Assets held for sale and Liabilities directly associated with assets held for sale. The Group expects to complete this transaction by the end of 2006.

The result of the discontinued operations is as follows:

In millions of CHF	January/June 2006	January/June 2005
Sales to customers	1 015	1 006
Expenses	(1 001)	(1 009)
EBIT Earnings Before Interest, Taxes, restructuring and impairments	14	(3)
Net other income/(expenses)	(3)	4
Profit/(loss) before taxes	11	1
Taxes	(3)	–
Net profit/(loss) on discontinued operations	8	1

Earnings per share from discontinued operations (in CHF)		
Basic earnings per share	0.02	0.00
Fully diluted earnings per share	0.02	0.00

8. Dividends

The Company pays only one dividend in each financial year and does not pay interim dividends.

The following dividend related to 2005 has been paid on 12 April 2006 in conformity with the decision taken at the Ordinary General Meeting on 6 April 2006.

Dividend per share	CHF 9.–
resulting in a total dividend of [a]	CHF 3 471 347 871.–

[a] On 385 705 319 shares with right to dividend

9. Contingent assets and liabilities

No significant changes in the Group's contingent assets and liabilities have occurred since the approval of the 2005 Consolidated Financial Statements by the Board of Directors.

10. Events after the balance sheet date

Settlement of Advanced Medical Optics, Inc. lawsuit
On 11 July 2006, the Group publicly announced that the patent infringement lawsuit against Alcon in the United States was settled. This lawsuit had already been provided for in 2005 and therefore this settlement does not significantly impact the Group's interim financial statements.

Other subsequent events
After the date of the closing the Group had no subsequent adjusting events that warrant a modification of the value of the assets and liabilities.

Principal exchange rates

CHF per		June 2006	December 2005	June 2005	January/June 2006	January/June 2005
		Ending rates			Average rates	
1 US Dollar	USD	1.233	1.310	1.280	1.267	1.205
1 Euro	EUR	1.567	1.560	1.550	1.564	1.546
1 Pound Sterling	GBP	2.259	2.270	2.320	2.274	2.257
100 Brazilian Reais	BRL	56.620	56.400	54.400	58.480	46.780
100 Japanese Yen	JPY	1.075	1.120	1.160	1.099	1.134
100 Mexican Pesos	MXN	10.890	12.300	11.900	11.660	10.880
1 Canadian Dollar	CAD	1.112	1.130	1.040	1.115	0.978
1 Australian Dollar	AUD	0.917	0.963	0.979	0.942	0.931
100 Philippine Pesos	PHP	2.320	2.480	2.280	2.440	2.198

Shareholder information

Stock exchange listings
Nestlé S.A. shares are listed on the SWX Swiss Exchange (ISIN code: CH0012056047). American Depositary Receipts (ADRs) (ISIN code: US6410694060) representing Nestlé S.A. shares are offered in the USA by Citibank.

Registered Offices
Nestlé S.A.
Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
tel. +41 (0)21 924 21 11

Nestlé S.A. (Share Transfer Office)
Zugerstrasse 8
CH-6330 Cham (Switzerland)
tel. +41 (0)41 785 20 20

Further information
To order additional copies of this document, please go to www.nestle.com/Media_Center

For additional information, contact
Nestlé S.A.
Investor Relations
Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
tel. +41 (0)21 924 35 09
fax +41 (0)21 924 28 13
e-mail: ir@nestle.com or visit the investor relations web site www.ir.nestle.com

The Nestlé Management Report, the Financial Statements and the Corporate Governance Report are available on-line as a PDF file at www.ir.nestle.com in English, French and German. The Financial Statements are also available in an interactive version.

As to information concerning the share register (registrations, transfers, address changes, dividends, etc.), please contact
Nestlé S.A.
Share Transfer Office
Zugerstrasse 8
CH-6330 Cham (Switzerland)
tel. +41 (0)41 785 20 20
fax +41 (0)41 785 20 24
e-mail: shareregister@nestle.com

The Company offers the possibility of depositing, free of charge, Nestlé S.A. shares traded on the SWX Swiss Exchange at its Share Transfer Office in Cham.

Nestlé URL: www.nestle.com

Important dates

19 October 2006
Announcement of first nine months 2006 sales figures; Autumn press conference

22 February 2007
2006 Full Year Results; Press conference

19 April 2007
Annual General Meeting
"Palais de Beaulieu", Lausanne